 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date: December 10, 2003

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant  is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate ”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk”  and other similar expressions which are predictions of or indicate future  events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward -looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results,  performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facili ties; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking stat ements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI LIMITED

___________________________________________________________________________

Johannesburg

08 December 2003

SAPPI APPOINTS NEW NON-EXECUTIVE DIRECTOR

___________________________________________________________________________

Global pulp and paper group Sappi announced today that Mr. Helmut Mamsch has been appointed to the Sappi board as a non-executive director from 01 January 2004.

Mr. Mamsch, who is a German national, has had wide experience in trading and industry in Europe, Asia and the USA. Until his retirement he was Management Board member of Veba AG, responsible for their US Electronic Material businesses as well as Corporate strategy and development.  His other directorships include the deputy chairman of LogicaCMG plc, the RMC Group plc and GKN plc.

ENDS

NOTE TO THE EDITORS:

Abbreviated CV of Mr. Mamsch.

Mr. Mamsch studied economics at the Bremen School of Foreign Trade and also received training in business administration and shipping in Germany, the UK and Belgium.

He worked for 20 years for Continho Caro & Co. He joined the Management Board in 1986 with responsibility for international trade and shipping. Concurrently he joined the Management of McDermott International based in New Orleans after the latter acquired Continho Caro.

In 1989 he moved to VEBA AG, one of Germany’s largest utility-based conglomerates until 1996. He was Chairman of Raab Karcher AG, a VEBA subsidiary. Concurrently from 1991-1993 he was a Board member of VEBA Oel AG. From 1996 to 1998 he was Chairman of the Management Board of Stinnes AG, the trading and transportation subsidiary of VEBA. Concurrently from 1993-2000 he was a VEBA AG Management Board member, and from 1998 he was responsible for their US Electronic businesses, Corporate Strategy and Development.

In 1997 he joined Logica as non-executive director and in 2002 was appointed deputy chairman.

He is also a former Supervisory Board member of Commerzbank AG, Degussa AG, Steag AG and former chairman of MEMC Inc.

FOR MORE INFORMATION CONTACT:

André F Oberholzer

Corporate Affairs & Communications Manager

Sappi Limited (Reg.No. 1936/008963/06)

Tel	+27 (0)11 407 8044
Fax	+27 (0)11 403 8236
Mobile	+27 (0)82 906 0638

andre.oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPPI LIMITED by /s/ D.G. Wilson Name: D.G. Wilson Title: Executive Director: Finance

Date:  December 10, 2003